Exhibit 3.1

AMENDMENT

TO

THIRD AMENDED AND RESTATED BYLAWS

OF

Koppers Holdings Inc.

(a Pennsylvania Corporation)

May 2, 2024

This Amendment amends the provisions of the Third Amended and Restated Bylaws, as adopted on August 2, 2023 (the “Bylaws”), of Koppers Holdings Inc. (the “Company”).

This Amendment was duly adopted by the Company’s shareholders at the Company’s annual meeting of shareholders held on May 2, 2024.

Article V of the Bylaws is hereby amended to add a new Section 5.10 that reads in its entirety as follows:

Section 5.10. Personal Liability.

(a) An officer shall not be personally liable, as such, for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature (including, without limitation, attorneys’ fees and disbursements)) for any action taken, or any failure to take any action, unless: (A) the officer has breached or failed to perform the duties of his or her office under Subchapter 17C of the Business Corporation Law or any successor provision; and (B) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

(b) The provisions of paragraph (a) shall not apply to the responsibility or liability of an officer pursuant to any criminal statute, or the liability of an officer for the payment of taxes pursuant to local, State or Federal law.

(c) An amendment or repeal of a provision described in this Section 5.10 shall not affect its application with respect to an act by an officer occurring before the amendment or repeal.